UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 28, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Acquisition of Lonmin receives necessary shareholder approvals
Johannesburg, 28 May 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to note the announcement by Lonmin Plc (“Lonmin”) that it received the requisite approvals from Lonmin
Shareholders at its shareholder meetings held earlier today in connection with the all-share offer by
Sibanye-Stillwater to acquire the entire issued share capital of Lonmin, to be effected by a scheme of arrangement under Part 26 of the UK Companies Act 2006 (“Lonmin transaction”). This follows today’s announcement by Sibanye-Stillwater that Sibanye-Stillwater Shareholders had approved the Ordinary
Resolution regarding the Lonmin transaction at Sibanye-Stillwater’s General Meeting held earlier today.

Neal Froneman, CEO of Sibanye-Stillwater, commented: “We are pleased to have received the overwhelming support of both sets of shareholders for the Lonmin transaction. The rationale for this transaction remains compelling and we are convinced the integration of Lonmin’s PGM assets with
Sibanye-Stillwater’s adjacent PGM operations, will ensure a more sustainable and positive future for all these assets. The transaction, once successfully completed, will establish the Sibanye-Stillwater Group as the largest primary producer of platinum and second largest primary palladium producer with a unique geographical and platinum group metal mix. I would also like to acknowledge and thank the regulatory authorities both in the United Kingdom and South Africa, for the balanced and considered manner with which they approached this transaction and its long-term significance for all stakeholders, which we also take very seriously."
Completion of the Lonmin transaction remains subject to the satisfaction or (where applicable) waiver of the outstanding Conditions set out in the Lonmin Scheme Document. Such Conditions include, amongst others, the approval of the Scheme by the Court. Subject to the satisfaction or waiver (as applicable) of such Conditions, the Scheme is expected to become effective after 6.00 p.m. (London time) on 7 June
2019 and the new Sibanye-Stillwater Shares to be issued to Lonmin Shareholders, as the consideration for the Lonmin transaction, are expected to be admitted to trading on the Main Board of the Johannesburg
Stock Exchange at 9.00 a.m. (South African standard time) on 10 June 2019. Further information regarding the timetable for the Lonmin transaction is set out in the scheme document published by Lonmin on 25
April 2019.

All capitalised terms contained in this announcement have the same meaning ascribed to them in the circular posted to Sibanye-Stillwater shareholders on 25 April 2019, unless otherwise defined.
For more information on the proposed acquisition of Lonmin by Sibanye-Stillwater, please refer to
https://www.sibanyestillwater.com/investors/transactions/lonmin.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Head of Investor Relations
+27 (0) 83 453 4014

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-
looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”,
“could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-
looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial
Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These
forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May28, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer